[LETTERHEAD OF STIFEL, NICOLAUS & COMPANY, INCORPORATED]

August 9, 2010

Via Facsimile and Edgar
(202) 772-9216

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Standard Financial Corp.
Registration Statement on Form S-1 (Registration Number 333-167579)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Standard Financial Corp. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 5:00 p.m. on August 12, 2010, or as soon thereafter as may be practicable.

Very Truly Yours,

Stifel, Nicolaus & Company, Incorporated

/s/ Robin Suskind
Name:  Robin Suskind
Title: Managing Director